Exhibit 99.1

NICE Reports Second Quarter 2013 Non-GAAP Revenues of $225 Million
and Non-GAAP EPS of $0.61

Ra’anana, Israel, August 7, 2013 - NICE Systems (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2013.

Second Quarter 2013 non-GAAP Financial Highlights Include:

•	Revenues of $225 million, up 4% year over year
•	Gross margin at 66.9%, up from 66.1% for the second quarter of 2012
•	Operating margin at 19.4%, up from 18.8% for the second quarter of 2012
•	Fully diluted earnings per share increased 7% year over year to $0.61
•	Cash flow from operations of $35 million

“We reported solid results for the second quarter, which was marked by strong new bookings growth in our analytic-based advanced applications. As a result, we believe we are well positioned for a strong second half of the year,” said Zeevi Bregman, President and CEO of NICE Systems. “The bookings growth of our advanced application is the result of the increasing demand from our customers to operationalize Big Data to help them ensure compliance, enhance operational efficiency, increase revenues, improve the customer experience and safeguard people and assets.  We continue to focus on innovation to further expand and enhance our Big Data platform and analytics and our portfolio of advanced applications so that we can continue to deliver great value to our customers. The acquisition of Causata announced earlier today further solidifies our strategy.”

Dividend Declaration

In continuation of its previously announced dividend plan, the company announced that its Board of Directors, at its meeting on August 6, 2013, declared a cash dividend for the second quarter of 2013 of $0.16 per share. The record date will be August 22, 2013, and the payment date will be September 9, 2013. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2013:

Revenues: Second quarter 2013 non-GAAP total revenues were $225.2 million, up 4% from $216.7 million for the second quarter of 2012.

Gross Profit: Second quarter 2013 non-GAAP gross profit and non-GAAP gross margin increased to $150.6 million and 66.9%, respectively, from $143.3 million and 66.1%, respectively, for the second quarter of 2012.

Operating Income: Second quarter 2013 non-GAAP operating income and non-GAAP operating margin increased to $43.8 million and 19.4%, respectively, from $40.8 million and 18.8%, respectively, for the second quarter of 2012.

Net Income: Second quarter 2013 non-GAAP net income and non-GAAP net margin increased to $37.5 million and 16.7%, respectively, from $35.7 million and 16.5%, respectively, for the second quarter of 2012.

Fully Diluted Earnings Per Share: Second quarter 2013 non-GAAP fully diluted earnings per share increased to $0.61, up 7% compared to $0.57 for the second quarter of 2012.

GAAP Financial Highlights for the Second Quarter Ended June 30, 2013:

Revenues: Second quarter 2013 total revenues increased 6% to $224.9 million compared to $212.1 million for the second quarter of 2012.

Gross Profit: Second quarter 2013 gross profit and gross margin increased to $138.9 million and 61.8%, respectively, compared to $125.5 million and 59.2%, respectively, for the second quarter of 2012.

Operating Income: Second quarter 2013 operating income and operating margin increased to $19.3 million and 8.6%, respectively, compared to $9.0 million and 4.3%, respectively, for the second quarter of 2012.

Net Income: Second quarter 2013 net income and net margin increased to $17.0 million and 7.5%, respectively, compared to $11.2 million and 5.3%, respectively, for the second quarter of 2012.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the second quarter of 2013 increased to $0.27 compared to $0.18 for the second quarter of 2012.

Operating Cash Flow and Cash Balance: Second quarter 2013 operating cash flow was $35 million. In the second quarter, approximately $15.3 million was used for share repurchases. As of June 30, 2013, total cash and cash equivalents, short term investments and marketable securities were $503 million, with no debt.

Third Quarter and Full Year 2013 Guidance:

Third Quarter 2013: Third quarter 2013 non-GAAP total revenues are expected to be in a range of $225 million to $240 million. Third quarter 2013 non-GAAP fully diluted earnings per share are expected to be in a range of $0.56 to $0.66.

Full Year 2013: Full year 2013 non-GAAP total revenues are expected to be in a range of $940 million to $970 million. Full year 2013 non-GAAP fully diluted earnings per share are expected to be in a range of $2.55 to $2.65.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, August 7th, 2013 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 173 286 00.  Additional access numbers can be found at http http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 2 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 20187381.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation, certain business combination accounting entries and the related tax effects thereon. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE

NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors

Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Media Contact

Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$83,965	$85,797	$174,768	$177,106
Services	140,909	126,309	274,434	245,362
Total revenue	224,874	212,106	449,202	422,468

Cost of revenue:
Product	27,182	30,482	56,504	62,387
Services	58,828	56,116	115,348	111,797
Total cost of revenue	86,010	86,598	171,852	174,184

Gross profit	138,864	125,508	277,350	248,284

Operating Expenses:
Research and development, net	31,438	28,594	63,061	58,816
Selling and marketing	59,871	57,043	118,502	110,221
General and administrative	20,101	22,617	41,601	49,463
Amortization of acquired intangible assets	8,121	8,236	16,275	16,139
Total operating expenses	119,531	116,490	239,439	234,639

Operating income	19,333	9,018	37,911	13,645

Finance and other income, net*	1,013	1,265	2,204	4,818

Income before taxes on income	20,346	10,283	40,115	18,463
Taxes on income (tax benefit)*	3,380	(897)	5,348	(524)

Net income	$16,966	$11,180	$34,767	$18,987

Basic earnings per share	$0.28	$0.18	$0.58	$0.31

Diluted earnings per share	$0.27	$0.18	$0.56	$0.30

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	60,382	61,163	60,371	61,292
Diluted earnings per share	61,784	62,743	61,792	62,812

*Certain comparative figures have been reclassified to conform to the current year presentation.

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2013	2012	2013	2012
GAAP revenues	$224,874	$212,106	$449,202	$422,468
Valuation adjustment on acquired deferred product revenue	30	1,737	107	3,701
Valuation adjustment on acquired deferred service revenue	271	2,862	594	5,688
Non-GAAP revenues	$225,175	$216,705	$449,903	$431,857

GAAP cost of revenue	$86,010	$86,598	$171,852	$174,184
Amortization of acquired intangible assets on cost of product	(9,387)	(11,069)	(18,806)	(21,189)
Amortization of acquired intangible assets on cost of services	(977)	(1,018)	(1,970)	(1,709)
Valuation adjustment on acquired deferred cost of services	-	14	9	96
Cost of product revenue adjustment (1,2,4)	(107)	(140)	(245)	(289)
Cost of services revenue adjustment (1,2,3,4)	(978)	(977)	(1,946)	(2,055)
Non-GAAP cost of revenue	$74,561	$73,408	$148,894	$149,038

GAAP gross profit	$138,864	$125,508	$277,350	$248,284
Gross profit adjustments	11,750	17,789	23,659	34,535
Non-GAAP gross profit	$150,614	$143,297	$301,009	$282,819

GAAP operating expenses	$119,531	$116,490	$239,439	$234,639
Research and development (1,2,3)	(722)	(918)	(1,080)	(2,106)
Sales and marketing (1,2,3)	(2,022)	(2,517)	(4,287)	(4,646)
General and administrative (1,2,3)	(1,829)	(2,128)	(4,074)	(4,708)
Amortization of acquired intangible assets	(8,121)	(8,236)	(16,275)	(16,139)
Acquisition related expenses (4)	-	(208)	-	(4,348)
Non-GAAP operating expenses	$106,837	$102,483	$213,723	$202,692

GAAP taxes on income	$3,380	$(897)	$5,348	$(524)
Tax adjustments re non-GAAP adjustments	3,882	7,326	9,064	14,196
Non-GAAP taxes on income	$7,262	$6,429	$14,412	$13,672

GAAP net income	$16,966	$11,180	$34,767	$18,987
Valuation adjustment on acquired deferred revenue	301	4,599	701	9,389
Valuation adjustment on acquired deferred cost of services	-	(14)	(9)	(96)
Amortization of acquired intangible assets	18,485	20,323	37,051	39,037
Share-based compensation (1)	5,407	6,143	11,242	12,751
Re-organization expenses (2)	233	422	360	746
Acquisition related compensation expense (3)	18	115	30	263
Acquisition related expenses (4)	-	208	-	4,392
Tax adjustments re non-gaap adjustments	(3,882)	(7,326)	(9,064)	(14,196)
Non-GAAP net income	$37,528	$35,650	$75,078	$71,273

GAAP diluted earnings per share	$0.27	$0.18	$0.56	$0.30

Non-GAAP diluted earnings per share	$0.61	$0.57	$1.22	$1.13

Shares used in computing GAAP diluted earnings per share	61,784	62,743	61,792	62,812

Shares used in computing Non-GAAP diluted earnings per share	61,784	62,743	61,792	62,812

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		June 30,		June 30,
		2013	2012	2013	2012
	Cost of product revenue	$(102)	$(140)	$(240)	$(284)
	Cost of service revenue	(855)	(972)	(1,823)	(1,947)
	Research and development	(707)	(791)	(1,051)	(1,712)
	Sales and marketing	(1,947)	(2,112)	(4,161)	(4,100)
	General and administrative	(1,796)	(2,128)	(3,967)	(4,708)
		$(5,407)	$(6,143)	$(11,242)	$(12,751)

(2)	Re-organization expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2013	2012	2013	2012
	Cost of product revenue	$(5)	$-	$(5)	$-
	Cost of service revenue	(123)	-	(123)	(52)
	Research and development	-	(31)	-	(177)
	Sales and marketing	(72)	(391)	(125)	(517)
	General and administrative	(33)	-	(107)	-
		$(233)	$(422)	$(360)	$(746)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		June 30,		June 30,
		2013	2012	2013	2012
	Cost of service revenue	$-	$(5)	$-	$(17)
	Research and development	(15)	(96)	(29)	(217)
	Sales and marketing	(3)	(14)	(1)	(29)
		$(18)	$(115)	$(30)	$(263)

(4)	Acquisition related expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2013	2012	2013	2012
	Cost of product revenue	$-	$-	$-	$(5)
	Cost of service revenue	-	-	-	(39)
	Research and development	-	-	-	(31)
	Sales and marketing	-	-	-	100
	General and administrative	-	(208)	-	(4,417)
		$-	$(208)	$-	$(4,392)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$117,750	$98,596
Short-term investments	140,308	199,955
Trade receivables	151,867	155,426
Other receivables and prepaid expenses	42,577	37,626
Inventories	15,534	13,897
Deferred tax assets	15,718	15,564

Total current assets	483,754	521,064

LONG-TERM ASSETS:
Marketable securities	244,722	146,154
Other long-term assets	26,875	28,676
Property and equipment, net	40,819	41,278
Other intangible assets, net	187,611	228,746
Goodwill	687,165	695,027

Total long-term assets	1,187,192	1,139,881

TOTAL ASSETS	$1,670,946	$1,660,945

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$25,403	$20,553
Deferred revenues	175,560	150,424
Accrued expenses and other liabilities	192,315	212,452

Total current liabilities	393,278	383,429

LONG-TERM LIABILITIES:
Deferred tax liabilities	45,790	58,341
Other long-term liabilities	28,893	28,087

Total long-term liabilities	74,683	86,428

SHAREHOLDERS' EQUITY	1,202,985	1,191,088

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,670,946	$1,660,945

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$16,966	$11,180	$34,767	$18,987
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and other	23,268	24,654	46,370	47,465
Stock based compensation	5,407	6,143	11,242	12,751
Excess tax benefit from share-based payment arrangements	(45)	(27)	(10)	(62)
Net recognized losses (gains) on investments and derivatives	2,495	112	2,797	(949)
Gain on sale of intangible assets	-	-	-	(1,125)
Deferred taxes, net	(3,889)	(7,232)	(9,241)	(13,709)
Changes in operating assets and liabilities:	-
Trade Receivables	(1,903)	(862)	(5)	10,919
Other receivables and prepaid expenses	(1,887)	5,299	(5,353)	5,234
Inventories	(2,332)	1,147	(1,834)	1,901
Trade payables	5,437	3,485	4,942	7,139
Accrued expenses and other current liabilities*	(4,630)	(13,758)	(18,735)	(17,084)
Deferred revenue*	(3,510)	(18,177)	28,825	10,898
Other long-term liabilities	(231)	(186)	(406)	(397)

Net cash provided by operating activities	35,146	11,778	93,359	81,968

Investing Activities

Purchase of property and equipment	(4,189)	(7,067)	(8,326)	(13,678)
Proceeds from sale of property and equipment	-	37	4	1,007
Purchase of investments	(96,157)	(70,311)	(174,881)	(72,739)
Proceeds from investments	82,561	78,126	128,074	123,558
Capitalization of software development costs	(273)	(367)	(579)	(755)
Proceeds from sale of intangible assets, net	-	(375)	-	1,125
Payments for acquisitions, net of cash acquired	-	(20,000)	-	(155,503)

Net cash used in investing activities	(18,058)	(19,957)	(55,708)	(116,985)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	6,381	15,023	15,020	22,724
Purchase of treasury shares	(15,336)	(29,880)	(22,992)	(65,119)
Dividends paid	(9,656)	-	(9,656)	-
Excess tax benefit (shortfall) from share-based payment arrangements	45	27	10	62

Net cash used in financing activities	(18,566)	(14,830)	(17,618)	(42,333)

Effect of exchange rates on cash and cash equivalents	(935)	(194)	(879)	(798)

Net change in cash and cash equivalents	(2,413)	(23,203)	19,154	(78,148)
Cash and cash equivalents, beginning of period	120,163	149,492	98,596	204,437

Cash and cash equivalents, end of period	$117,750	$126,289	$117,750	$126,289

*Certain comparative figures have been reclassified to conform to the current year presentation.